UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
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Date:   august 3, 2005                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                    TEL: (604) 484-0068 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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NEWS RELEASE                                                       JUNE 23, 2005


               HALO & METANOR ANNOUNCE NEW HIGH GRADE RESULTS FROM
             UNDERGROUND DRILLING PROGRAM AT BACHELOR LAKE (QUEBEC)

VAL-D'OR, QUEBEC, AUGUST 3RD, 2005 - MARC CERNOVITCH, PRESIDENT & CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) & SERGE ROY, PRESIDENT & CEO OF METANOR RESOURCES INC. (TSX.V:MTO) are pleased to announce new results from the ongoing underground drilling program at Bachelor Lake, Quebec. Significant assay results were returned from the deep extension (below Level 12) of the "Main", "A" and "B" mineralized zones (see also News Releases of May 26, June 8, June 23, and July 13, 2005). New highlighted results are from below Level 12 and the intercepts are listed below:

BACHELOR LAKE "B ZONE":

6.33 G/T AU OVER 9.95 M CONTAINED WITHIN 5.29 G/T AU OVER 14.45 M (hole12-68);

5.11 G/T AU OVER 1.80 M CONTAINED WITHIN 2.89 G/T AU OVER 4.20 M(hole 12-72);

12.90 G/T AU OVER 6.10 M CONTAINED WITHIN 8.06 G/T AU OVER 10.30 M (hole 12-88);

BACHELOR LAKE "MAIN ZONE":

10.50 G/T AU OVER 3.48 M CONTAINED WITHIN 4.39 G/T AU OVER 9.20 M (hole 12-68);

6.53 G/T AU OVER 3.90 M CONTAINED WITHIN 3.29 G/T AU OVER 9.60 M (hole 12-74);

22.30 G/T AU OVER 1.60 M CONTAINED WITHIN 11.69 G/T AU OVER 3.60 M (hole 12-77);

6.20 G/T AU OVER 4.55 M CONTAINED WITHIN 4.90 G/T AU OVER 5.25 M (hole 12-86);

PLEASE NOTE THAT ALL THE INTERVALS ARE UNCUT AND INDICATED OVER CORE LENGTHS, NOT TRUE VEIN OR HORIZONTAL WIDTHS. SEE TABLE 1, for detailed assay results and FIGURE 1 AND 2 for approximate hole locations.


              FIGURE 1 : BACHELOR LAKE MAIN ZONE LONGITUDINAL VIEW
             HTTP://WWW.METANOR.CA/PDF/LONGSECTIONZONEP02-08-05.JPG


                FIGURE 2 : BACHELOR LAKE B ZONE LONGITUDINAL VIEW
             HTTP://WWW.METANOR.CA/PDF/LONGSECTIONZONEB02-08-05.JPG


GEOLOGICAL AND STRUCTURAL INTERPRETATION AND NEW RESOURCE ESTIMATE

The underground diamond drilling program was completed during the last week of July 2005 with a total of 13,242.6 m, all assay results will be available in early August. A thorough compilation and review, including data entry and data validation of all historic drilling records, including those from the recently acquired Hewfran property, is currently in progress. Date from both historical and new drill holes will be merged into one common database representing more than 400 drill holes.

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The Main Zone (MZ) has now been drill tested to a vertical  depth below  surface of 825 m over a strike length of 500 m. Both the horizontal and vertical components of the MZ have been substantially extended. Two recently completed holes suggest a two-fold increase in the strike extent of this structure which remains open at depth and along strike to the west. In addition, Hole 12-95 which tested the MZ at a distance of 170 m down plunge from previous Hole 12-60 (i.e. 11.75 g/t Au over 1.85 m) intersected sulphide mineralization and alteration over a core length of 8.3 m.

Geological and structural interpretation will lead to a complete review of the Hewfran-Bachelor Lake gold deposit, a new 3D geological model and revised resource estimate.


  TABLE 1. - BACHELOR LAKE UNDERGROUND DRILLING PROGRAM DETAILED ASSAY RESULTS
                HTTP://WWW.METANOR.CA/PDF/TABLE1PR26072005ANG.PDF

PLEASE NOTE THAT ALL THE INTERVALS ARE INDICATED OVER CORE LENGTHS, NOT TRUE VEIN WIDTHS.

QUALIFIED PERSON

The above information has been prepared under the supervision of Consulting Geologist Alain Carrier, M.Sc., P.Geo., InnovExplo inc., "Qualified" and "Independent" Person under 43-101 guidelines. Alain Carrier is actually supervising the field work and has verified the authenticity and validity of the data.

QUALITY CONTROL AND QUALITY ASSURANCE PROGRAM

Assay samples are taken from drill core (BQ size) sawed in half with one half sent to a commercial laboratory and other half retained for future reference. A strict QA/QC program is followed which includes mineralized standards, blank and duplicate for each batch of samples. Significant assay results are duplicated at the original laboratory. The gold assaying method uses a 30-gram sample Fire Assays (atomic absorption with gravimetric finish for sample over 5 g/t Au) on splits from an initial 250-gram pulverized sample. The current drilling program seem to indicates that more visible gold occurs at depth at Bachelor Lake. The assay protocol was revised considering these coarse gold occurrences. Gold assaying is now obtain from a 50-gram sample on splits from an initial 1000-gram pulverized sample (crushing 90% <2mm and pulverization 90% <200 mesh). Assays were performed by ALS Chemex - Chimitec of Val-d'Or (Quebec), an assay laboratory accredited by the Standards Council of Canada. Metallic screen fire assay are completed on samples with visible gold or where initial multiple duplicates show any variability.

Halo has an option to earn a 50% interest of the Bachelor Lake Property in Quebec, Canada, owned by Metanor Resources Inc. (TSX.V: MTO).

For further information on the Bachelor Lake Property, please see the Bachelor Lake Gold Mine Property NI 43-101 - Technical Report dated December 20, 2004 (Revised Version), filed on SEDAR at WWWW.SEDAR.COM



                                     - 30 -


THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. EXCEPT FOR THE HISTORICAL STATEMENTS CONTAINED HEREIN, THIS NEWS RELEASE PRESENTS FORWARD-LOOKING STATEMENTS THAT INVOLVE INHERENT RISKS AND UNCERTAINTIES. ALTHOUGH THE MANAGEMENT AND OFFICERS OF HALO RESOURCES LTD. BELIEVE THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE BASED UPON REASONABLE ASSUMPTIONS, THEY GIVE NO ASSURANCE THAT THEIR EXPECTATIONS WILL BE ACHIEVED. CERTAIN RISKS AND UNCERTAINTIES INHERENT IN THE COMPANY'S OPERATIONS INCLUDE POLITICAL, ECONOMIC, ENVIRONMENTAL AND GEOLOGICAL ISSUES, INCLUDING BUT NOT LIMITED TO, THE CONTINUED NEED FOR ADDITIONAL CAPITAL, THE COMPETITION WITHIN THE MINING INDUSTRY, AND


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OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S  PERIODIC  REPORTS FILED
WITH THE BRITISH COLUMBIA SECURITIES COMMISSION AND THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. INVESTORS ARE CAUTIONED THAT, EXCEPT AS DISCLOSED IN THE MATERIALS TO BE PREPARED IN CONNECTION WITH THE TRANSACTION, ANY INFORMATION RELEASED OR RECEIVED WITH RESPECT TO THE TRANSACTION MAY NOT BE ACCURATE OR COMPLETE AND SHOULD NOT BE RELIED UPON. TRADING IN THE SECURITIES OF HALO RESOURCES LTD. SHOULD BE CONSIDERED HIGHLY SPECULATIVE. THE TSX VENTURE EXCHANGE HAS IN NO WAY PASSED UPON THE MERITS OF THE PROPOSED TRANSACTION AND HAS NEITHER APPROVED NOR DISAPPROVED THE CONTENTS OF THIS PRESS RELEASE.


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FOR FURTHER INFORMATIONS, PLEASE CONTACT:

Serge Roy, President and CEO                    Marc Cernovitch, President & CEO
Metanor Resources Inc.                          Halo Resources Inc.
819-825-8678 or 819-856-8435                    Tel: 604-484-0068
                                                Fax: 604-484-0069
Ghislain Morin, V.P. Corporate Development      Toll Free: 1-866-841-0068
Metanor Resources Inc.                          MCERNOVITCH@HALORES.COM
819-825-8678 or 819-354-9439

2872, Sullivan Road, suite 2, Val-d'Or (Quebec) J0Y 2N0
Phone: (819) 825-8678  Fax.: (819) 825-8224
RESSOURCES.METANOR@CABLEVISION.QC.CA
WWW.METANOR.CA

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